LSB Bancshares, Inc.
P. O. Box 867
One LSB Plaza
Lexington, North Carolina 27293-0867
(336) 248-6500
August 8, 2007
Ms. Brittany Ebbertt, Staff Accountant
Mr. Paul Cline, Senior Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D. C. 20549
Re: Formal response to the August 8, 2007 inquiry via telephone conversation
Dear Ms. Ebbertt and Mr. Cline:
This is our formal response to your August 8, 2007 inquiry via telephone conversation. You requested that we key our responses to your comments, indicating our intent to include the requested revisions in future filings. Please find this information below. Additionally, we have provided you with drafts of our proposed revised disclosures.
Note 18. Derivatives, Page 64
We expanded our disclosures related to the ICDs as disclosed in the December 31, 2006 Form 10-K. The revised disclosures (as attached) will be included in the June 30, 2007 Form 10-Q and all filings going forward.
The forward option contracts are marked-to-market on a quarterly basis with all changes being booked directly to earnings. We do not account for these instruments under SFAS 133.
The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosures in all of our Company filings. In addition we understand that the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also understands that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact Monty Oliver, CFO or myself with any additional information as it relates to the above items.
Sincerely,
/s/ Robert F. Lowe
Robert F. Lowe
Chairman, President and CEO
LSB Bancshares, Inc.

Note 8 — Derivatives
Bancshares began using derivatives in the fourth quarter of 2005. The derivatives are being used in conjunction with the Bank’s sale of Indexed Certificates of Deposits (“ICD”). The ICDs do not pay periodic interest payments. Instead, any interest earned is paid at maturity and is calculated based on the positive price movements, if any, of the Dow Jones Industrial AverageSM over the entire term of the ICD. In order to manage the interest rate risk associated with this deposit product, the Company has purchased a series of forward option contracts through designated third-party hedge providers. These contracts provide the Company with a rate of return that is commensurate with the return of the Dow Jones Industrial AverageSM from the time of the contract until maturity of the related ICD. These contracts are accounted for as economic cash flow hedges. The Company does not account for these instruments using SFAS 133. The forward option contracts are marked-to-market on a quarterly basis with all changes being booked directly to earnings.
The following table reflects the information pertaining to the forward option contracts:

	June 30, 2007		June 30, 2006
	Notional	Estimated	Notional	Estimated
(Dollars in thousands)	Amount	Fair Value	Amount	Fair Value

Cash flow liability hedges:
Interest rate option	$133	$32	$92	$12